For Immediate Release	TSX: THO

TAHOE RESOURCES UPDATES ESCOBAL DRILLING-EXPANDS KNOWN MINERALIZATION

All figures in U.S. Dollars

VANCOUVER, B.C. (June 8, 2011) – Tahoe Resources Inc. (TSX: THO) is pleased to provide an update to 2010 and 2011 drilling results in the East and Central zones and in veins proximal to the Escobal project. Since the last exploration update in September 2010, 49 holes have been drilled on the project, bringing project drilling to 277 holes for a total of 82,765 metres of core.

Wide-spaced step-out drilling to the east and the west ends of the Escobal vein has identified considerable resource expansion potential. Observed mineralogy and physical characteristics of new drill core are similar to those of the main Escobal vein tested to date, suggesting that the current Escobal mill design should be able to accommodate this potential resource growth.

An in-fill drilling campaign in the East and Central zones was completed early in 2011 to enhance resource confidence, provide core for further metallurgical testing and conduct hydrological investigations. Metallurgical variability testing is ongoing which indicates satisfactory results to date.

The Company has also commenced a regional exploration campaign, in which it expects to drill three target areas in 2011.

Margarito Zone Discovery
Recent drilling in the west Central zone has identified a second zone of wide veining north and west of the Escobal vein. This new Margarito zone is a west-northwest trending splay of the Escobal vein that is mapped in outcrop some 100 metres north of the Escobal structure. The character of Margarito vein mineralization appears to be similar to that of Escobal. The zone is distinguished by a west to northwest trend, a steep southerly dip and impressive size, up to 48 metres in true width. A plan map showing vein occurrences at Escobal is available on our website at www.tahoeresourcesinc.com.

Four drillholes (one with pending assays) have identified Margarito zone mineralization 375 metres west of and contiguous to drillholes reported in the November 29, 2010 Central zone resource update. The Margarito zone remains open to depth and to the west where evidence of range-front faulting appears to down-drop the zone to the west by approximately 200 metres. Infill drilling is currently underway and deeper drilling to the west is planned in the near future.

In a new and possibly significant development, deeper drilling to the west on the Central zone has recently encountered limestone below the volcaniclastic-sediment package that hosts the lower Escobal vein. This opens the potential for bulk-tonnage carbonate replacement style mineralization. A deep-capacity drill has been brought to the project and has recently commenced the first hole designed to explore for deep carbonate-hosted targets.

Significant results of Margarito zone drilling are as follows:

Hole	From (m)	To (m)	Width (m)	Est. True Width (m)	Ag g/t	Au g/t	Pb %	Zn %	AgEq g/t	Remarks
269	427.5	496.5	69.0	48.7	190.1	0.31	0.65	1.43	281.7	West zone - Margarito vein
incl	427.5	448.5	21.0	15.0	310.7	0.35	1.02	2.09	439.0
incl	478.5	481.5	3.0	2.1	984.2	1.54	0.81	1.58	1166.3
273	330.0	385.5	55.5	35.0	228.7	0.92	1.10	2.30	405.2	West zone - Margarito vein
incl	343.5	361.5	18.0	12.0	384.1	0.64	1.09	1.99	531.5
incl	372.0	382.5	10.5	7.0	232.0	2.65	2.62	5.89	695.5
280	447.0	463.5	16.5	9.5	146.4	0.07	0.3	0.52	177.6	West zone- Margarito vein
	496.5	510.0	13.5	7.8	136.4	2.62	0.3	0.52	332.9
	543.0	555.0	12.0	7.0	74.6	0.37	0.6	1.16	158.5
282	assays pending									West zone – Margarito vein
(Silver Equivalent grade calculated with following metal prices: $ 18/oz Ag, $ 1100/oz Au, $0.95/lb Pb, $0.90/lb Zn)

Central Zone Drilling

The Central zone accounts for the largest contribution to the current Escobal resource, due to wide veins and high grades. Since the current resource was published in November 2010, a total of 14 step-out drillholes and 10 in-fill (metallurgical) holes have been completed in the zone. In-fill drilling has corroborated earlier exploration results while step-out drilling illustrates extension of Central zone mineralization to depth. Additional extensional drilling below the Central zone will be carried out through a deep surface drill program and underground drilling as decline development advances throughout the year.

Recent drilling has identified a significant intercept in the Beto vein, a southeast trending splay off the Central zone Escobal vein. However, mineralization along this structure is erratic and more drilling is required to delineate vein extension and continuity laterally and at depth.

Significant results of Central zone drilling are as follows:

Hole	From (m)	To (m)	Width (m)	Est. True Width (m)	Ag g/t	Au g/t	Pb %	Zn %	AgEq g/t	Remarks
235	391.5	418.5	27.0	21.0	160.2	0.39	0.58	1.10	243.0	Central zone - down-dip ext.
236	469.5	474.0	4.5	4.0	297.4	0.56	0.43	0.91	379.9	Central zone - down-dip ext.
	520.5	536.0	15.5	10.0	538.4	2.19	0.71	1.60	759.9
239	408.0	417.0	9.0	6.3	191.2	0.27	0.42	0.75	249.0	Central zone - down-dip ext.
	436.5	451.5	15.0	10.0	191.4	0.42	0.51	0.89	266.6
243	180.5	207.7	27.2	13.5	2730.4	5.73	2.07	3.59	3297.0	Central zone met hole - infill
244	264.0	298.6	34.6	22.3	574.7	0.74	1.53	3.41	792.2	Central zone met hole - infill
247	121.6	166.7	45.1	43.5	447.2	0.26	0.83	2.08	564.1	Central zone met hole - infill
257	164.5	179.3	14.8	14.0	1260.4	0.50	1.59	3.33	1461.8	Central zone met hole - infill
258	106.0	146.6	40.6	40.0	479.6	0.19	0.54	0.78	537.0	Central zone met hole - infill
259	170.6	189.3	18.7	9.4	726.9	0.38	1.16	3.94	926.2	Central zone met hole - infill
261	227.0	245.4	18.4	9.2	1447.5	0.72	5.07	7.52	1926.0	Central zone met hole - infill
262	269.5	283.0	13.5	10.0	729.3	0.66	2.44	1.98	923.9	Central zone met hole - infill
263	309.3	443.8	134.5	23.0	428.2	1.08	2.26	6.00	781.2	Central zone met hole - infill
268	359.0	360.7	1.6	1.2	574.5	0.23	2.26	6.01	873.3	Beto vein
(Silver Equivalent grade calculated with following metal prices: $ 18/oz Ag, $ 1100/oz Au, $0.95/lb Pb, $0.90/lb Zn)

East Zone Step-out Drilling

Twelve recent step-out drillholes in the East zone have successfully extended mineralization 300 metres east and 300 metres to depth from the limit of previous drillhole intercepts. The East zone now covers an area roughly 600 meters laterally by 600 metres vertically and remains open to the east and to depth. The structure also remains open to the west, though grade and width appear to diminish in this direction. Additional drilling is planned to the east and directly below the East zone resource to explore for untested ore shoots.

Several drillholes in the East zone have intersected the Areneras vein, a northeast trending secondary structure that forms a splay of the East Escobal vein. Mineralization in the upper reaches of the Areneras vein show moderate grade (100-200 g/t Ag). Drilling is planned later this year to explore at depth where the structure remains untested.

Significant results of East zone drilling are as follows:

Hole	From (m)	To (m)	Width (m)	Est. True Width (m)	Ag g/t	Au g/t	Pb %	Zn %	AgEq g/t	Remarks
229	322.9	330.1	7.3	5.0	3939.4	0.76	2.25	2.77	4160.8	East zone met hole infill
241	258.3	264.8	6.6	4.6	116.2	0.07	0.09	0.12	127.9	East zone met hole infill
242a	349.8	351.9	2.1	1.7	367.8	0.23	0.42	0.46	413.1	East zone met hole - infill
245	280.8	295.5	14.8	14.0	457.7	0.67	0.43	1.49	567.0	East zone met hole - infill
256	559.5	565.5	6.0	4.3	288.0	0.18	0.15	0.30	315.0	East zone - down-dip ext.
260	245.0	259.0	14.0	10.5	280.3	0.67	0.20	0.56	349.9	East zone met hole - infill
264	447.0	483.0	36.0	31.0	297.6	0.07	0.52	0.92	352.1	East zone - East ext.
incl.	465.0	483.0	18.0	15.5	457.6	0.11	0.67	1.20	528.8
265	253.0	276.0	23.0	11.0	1927.0	0.46	1.03	2.05	2062.9	East zone met hole - infill
270(a)	469.0	479.5	10.5	9.5	224.6	0.03	0.09	0.26	238.8	East zone - East ext.
	488.5	496.0	7.5	6.8	385.4	0.07	0.15	0.40	409.0
	549.5	551.0	1.5	1.4	995.4	0.24	0.14	0.25	1024.6
	596.0	606.5	10.5	7.5	120.6	0.08	0.35	0.77	164.1
271	360.0	372.0	12.0	10.0	148.4	0.12	0.17	0.41	176.2	East zone - depth ext.
	378.0	381.0	3.0	2.5	201.3	0.13	0.60	1.51	281.9
	474.0	480.0	6.0	5.5	386.7	0.21	0.15	0.42	419.9
277	441.0	459.0	18.0	15.5	620.2	0.12	0.48	0.99	678.7	East zone - East ext.
incl	441.0	447.0	6.0	5.2	1405.6	0.27	0.88	1.86	1517.3
	478.5	486.0	7.5	6.5	199.4	0.05	0.45	1.02	253.0
281	303.5	309.5	6.0	3.8	579.3	0.09	1.24	3.04	732.0	East zone - East ext.
	356.0	359.0	3.0	1.9	511.9	0.15	1.26	1.96	631.0
	465.5	476.0	10.5	6.5	157.9	0.10	0.45	0.69	203.3
	491.0	510.5	19.5	12.5	195.6	0.07	0.32	0.69	234.7
	531.5	534.5	3.0	2.0	2247.0	15.20	0.30	0.57	3264.7
(Silver Equivalent grade calculated with following metal prices: $ 18/oz Ag, $ 1100/oz Au, $0.95/lb Pb, $0.90/lb Zn)

Regional Exploration
A regional drilling program has commenced, with first-pass drilling planned for three target areas this year.

The Morales project, a base metals vein system surrounding an historic copper, lead and zinc mine that operated in the late 1800s, was the focus of regional drilling earlier this year. The first three holes drilled at Morales were targeted below the mine workings and surface outcrops with significant base metal and silver values. These drillholes intercepted wide zones of alteration and narrow veins demonstrating moderate silver and base metal anomalies. As assays returned less than significant results, drilling was suspended while additional drill targets are evaluated.

Drilling is in the planning stages for the San Nicolas target, approximately 13 km northwest of Escobal. San Nicolas is a high-sulfidation gold target where a 1.5 square km zone of silicification is associated with a low-level gold anomaly. Drilling is designed to test this large alteration zone as well as select vuggy silica zones that exhibit high-grade gold (to 30 g/t Au) in outcrop.

Drilling at the Varejones target, 25 km to the east of Escobal, is expected to commence late in the third quarter. Varejones is an area of prolific epithermal veining with alteration, mineralization and grades similar to the Escobal deposit. Three separate veins have been identified to date at Varejones, covering a three km strike length. Preliminary drilling results from San Nicolas and Varejones are expected to be available late in the fourth quarter.

2011 Exploration Plan
Excluding underground drilling that will commence in late 2011, surface drilling during the year is expected to amount to 68,000 metres, with approximately 8,000 metres targeted to the regional program. Brian Brodsky, Vice President Exploration, stated, “We are very excited with exploration results to date. Metallurgical, geotechnical and hydrological studies for project development consumed most of our time in 2010, and now that step-out and regional programs are underway, we are again seeing potential for resource growth at Escobal.” Mr. Brodsky added, “The discovery of the Margarito vein and the shallower than expected lower limestone unit on the west end of Escobal are significant developments that open up exciting new possibilities. Deeper drilling is now underway with a higher-capacity drill to fully explore these zones.”

Currently, Tahoe employs seven drill rigs in the Escobal project. The Board of Directors recently authorized doubling the 2011 exploration budget to $12 million in order to further explore recent results and to develop projects of merit.

An updated Escobal drillhole database, including all new drilling results, a long section, a plan map of the vein occurrences and recent site photographs are available on our website at www.tahoeresourcesinc.com.

Escobal Development Update
On February 15, 2011, Tahoe received approval for enhanced exploration and development activities at Escobal, including development of two declines into the East and Central zones, construction of a new access road and powerline into the property and establishment of various temporary facilities. Since that time, training of underground miners has commenced, the new road is underway, the east and west portals have been established and temporary facilities constructed. A total of $11.6 million in underground equipment has been ordered, including three 45 tonne trucks, four 9 cu yd loaders, three twin boom jumbos, three rock bolters and other miscellaneous support equipment. A portion of this equipment has already arrived on site, and on May 6, blasting in the East decline commenced. During 2011, Tahoe expects to complete approximately 1,900 metres of exploration decline.

M3 Engineering out of Tucson, Arizona has been contracted to perform engineering, procurement and construction management (EPCM) activities for the Escobal project. Final design for the 3,500 tonne per day (tpd) mill and tailing facilities is well underway, the primary, secondary, and tertiary crushing units, ball mill, hydro-cyclones, rougher flotation cells, and tailings filters have been ordered, and further orders for mining and milling equipment are expected soon.

Given the exploration success to date at Escobal, M3’s scope of work includes expansion of the process plant throughput to maintain production at a minimum of 20 million ounces of silver annually. The mine and crushing plant are being designed to accommodate up to 5,000 tpd of ore mining capacity. The process plant has been designed with room for modular expansion by adding parallel grinding, flotation and filtering lines. The capital estimate for the 3,500 tpd operation, including the above considerations remains $326.6 million. Cost details for modular expansion to higher throughput levels have not been engineered, but have been estimated to be in the $50 to $60 million range.

Tahoe ended the first quarter of 2011 with $448 million in cash and zero debt. The Company remains extremely well-funded to carry out exploration programs, to move Escobal development forward and to consider expansion plans. Full mine construction is expected to commence in May 2012, subject to acquisition of all necessary permits. Production is projected for late 2013 with commercial production being reached in early 2014.

Quality Control and Assurance
Exploration drill samples were prepared by BSI Inspectorate Laboratories in Guatemala City and analyzed by BSI Inspectorate Laboratories in Reno, Nevada. A Quality Control program of blind reference standards, blanks, and duplicates is used to monitor the integrity of the analytical results, with duplicate assaying performed by ALS Chemex in Vancouver, BC and Reno, Nevada. Metallurgical sample analyses were completed by ALS Chemex, with additional duplicate analyses performed by FLSmidth Dawson Metallurgical in Salt Lake City, Utah.

All exploration samples are from diamond drill core that is sawn in half at regular sample intervals or based on geologic and mineralogic contacts. Metallurgical samples use whole drill core. Gold is analyzed by fire assay with atomic absorption (AA) finish; silver is analyzed by digestion/AA, with higher grade samples repeated using metallic screen fire assay methods. Lead and zinc are analyzed by induced coupled polarization (ICP) or by digestion/AA, with high grade samples repeated using titration methods.

Drill widths presented above are estimated true vein widths calculated from the angles of drill holes and vein intercepts. Assay results represent the in situ metal grades, with no cutting of high grades and no metallurgical recoveries applied.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal Project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. A Preliminary Economic Assessment (PA) for the 3,500 tpd case has been filed on SEDAR and additional information is available on Tahoe’s website: www.tahoeresourcesinc.com.

Tahoe’s shares are traded on the Toronto Stock Exchange under the symbol THO.

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Qualified Person Statement
This news release has been reviewed by Charles Muerhoff, Licensed Geologist and Technical Services Director for Tahoe Resources Inc., a Qualified Person as defined by National Instrument 43-101.

Cautionary Note
The PA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the Preliminary Assessment will be realized. For a full description of known risks that could materially affect potential development of the project, see the Company’s March 3, 2011 Annual Information Form for the year ended December 31, 2010 (“AIF”) under the heading “Risk Factors” which are incorporated by reference herein and are available on www.sedar.com under the Tahoe Resources profile.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, which is also referred to as “forward-looking statements.” Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes future events and conditions related to Tahoe’s plans for exploration and studies at the Escobal project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions on the date of this news release. These are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, Tahoe’s ability to operate in a safe, efficient and effective manner and Tahoe’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. These factors include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Business Director
investors@tahoeresourcesinc.com
Tel: 775-448-5807
Mobile: 775-771-1461
Fax: 775-562-8888